U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.
FORM 4
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Security Capital U.S. Realty
   69, route d'Esch
   l-1470 Luxembourg
2. Issuer Name and Ticker or Trading Symbol
   CarrAmerica Realty Corporation
   CRE
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   4/97
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)
   Common Stock

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
                                                                                                                                   |
Common Stock               |4/15/ |P   | |275,300*          |A  |$26.53     |23,243,063         |I     |   By Security Capital     |
                           |97    |    | |                  |   |           |                   |      |      Holdings S.A.        |
                           |      |    | |                  |   |           |                   |      |     (a wholly owned       |
                           |      |    | |                  |   |           |                   |      |       subsidiary)         |
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Common Stock               |4/16/ |P   | |62,800*           |A  |$26.6524   |23,243,063         |I     |   same as above           |
                           |97    |    | |                  |   |           |                   |      |                           |
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Common Stock               |4/17/ |P   | |12,500*           |A  |$26.78     |23,243,063         |I     |   same as above           |
                           |97    |    | |                  |   |           |                   |      |                           |
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Common Stock               |4/18/ |P   | |2,464,286*        |A  |$26.375    |23,243,063         |I     |   same as above           |
                           |97    |    | |                  |   |           |                   |      |                           |
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Common Stock               |4/21/ |P   | |58,500*           |A  |$27.0184   |23,243,063         |I     |   same as above           |
                           |97    |    | |                  |   |           |                   |      |                           |
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Common Stock               |4/21/ |P   | |40,000*           |A  |$27.0853   |23,243,063         |I     |   same as above           |
                           |97    |    | |                  |   |           |                   |      |                           |
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Common Stock               |4/22/ |P   | |16,000*           |A  |$26.9589   |23,243,063         |I     |   same as above           |
                           |97    |    | |                  |   |           |                   |      |                           |
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Common Stock               |4/22/ |P   | |5,000*            |A  |$26.935    |23,243,063         |I     |   same as above           |
                           |97    |    | |                  |   |           |                   |      |                           |
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Common Stock               |4/23/ |P   | |130,500*          |A  |$27.1485   |23,243,063         |I     |   same as above           |
                           |97    |    | |                  |   |           |                   |      |                           |
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Common Stock               |4/24/ |P   | |44,100*           |A  |$27.06     |23,243,063         |I     |   same as above           |
                           |97    |    | |                  |   |           |                   |      |                           |
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Common Stock               |4/24/ |P   | |39,700*           |A  |$27.03     |23,243,063         |I     |   same as above           |
                           |97    |    | |                  |   |           |                   |      |                           |
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Common Stock               |4/25/ |P   | |10,900*           |A  |$27.06     |23,243,063         |I     |   same as above           |
                           |97    |    | |                  |   |           |                   |      |                           |
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Common Stock               |4/25/ |P   | |28,200*           |A  |$27.123    |23,243,063         |I     |   same as above           |
                           |97    |    | |                  |   |           |                   |      |                           |
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Common Stock               |4/28/ |P   | |7,800*            |A  |$27.155    |23,243,063         |I     |   same as above           |
                           |97    |    | |                  |   |           |                   |      |                           |
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Common Stock               |4/28/ |P   | |1,000*            |A  |$27.185    |23,243,063         |I     |   same as above           |
                           |97    |    | |                  |   |           |                   |      |                           |
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Common Stock               |4/29/ |P   | |30,700*           |A  |$27.4126   |23,243,063         |I     |   same as above           |
                           |97    |    | |                  |   |           |                   |      |                           |
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Common Stock               |4/30/ |P   | |21,900*           |A  |$27.7438   |23,243,063         |I     |   same as above           |
                           |97    |    | |                  |   |           |                   |      |                           |
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

___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
                                                                                                                                   |
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
* On April 18, 1997, at the closing pursuant to a Subscription Agreement, dated as of April 14, 1997, by and among CarrAmerica Realty
Corporation ("CarrAmerica"), Security Capital Holdings S.A.
("Holdings") and Security Capital U.S. Realty, Holdings purchased
2,464,286 shares of Common Stock of CarrAmerica for $26.375 per share directly from CarrAmerica simultaneously with the closing of an underwritten public offering by CarrAmerica of 5,750,000 shares of Common Stock. The 2,464,286 shares acquired pursuant to the Subscription Agreement represent all of the shares to be acquired pursuant to the Subscription Agreement.
In addition, Holdings purchased shares of Common Stock of CarrAmerica in open market transactions on the dates, in the amounts and for the per share prices listed in Table I above. The transactions reported on this Form 4 are more fully described in Amendment No. 7 to the Schedule 13D filed by Security Capital U.S. Realty and Security Capital Holdings S.A. on
April 23, 1997.

SIGNATURE OF REPORTING PERSON
/s/ Paul E. Szurek
DATE
May 12, 1997